Exhibit 21
Ally Financial Inc.

Ally Financial Inc. Subsidiaries as of December 31, 2017

Name of subsidiary	State or sovereign power of incorporation
Ally Financial Inc.	Delaware
Ally Funding Transferor Exclusive Receivables, LLC	Delaware
Ally Insurance Holdings, Inc.	Delaware
Ally Secured Transferor Receivables Aggregator, LLC	Delaware
Ally Wholesale Enterprises, LLC	Delaware
Capital Auto Receivables, LLC	Delaware
IB Finance Holding Company, LLC	Delaware
Ally Bank	Utah
Ally Central Originating Lease, LLC	Delaware
Ally Servicing, LLC	Delaware